Exhibit (n)(1)(ii)

SCHEDULE B

to the

TENTH AMENDED AND RESTATED MULTIPLE CLASS PLAN

PURSUANT TO RULE 18f-3

for

VOYA SERIES FUND, INC.

12b-1 Distribution and Service Fees

Paid Each Year by the Funds

(as a % of average net assets)

Funds	Classes of Shares
	A	C	I	L	O	R	R6	T	W
Voya Corporate Leaders® 100 Fund	0.25	1.00	N/A	N/A	0.25	0.50	N/A	0.25	N/A
Voya Global Multi-Asset Fund (formerly, Voya Capital Allocation Fund)	0.25	1.00	N/A	N/A	0.25	0.50	N/A	0.25	N/A
Voya Global Target Payment Fund	0.25	1.00	N/A	N/A	N/A	0.50	N/A	0.25	N/A
Voya Government Money Market Fund	0.25	1.00	N/A	N/A	0.25	0.50	N/A	N/A	N/A
Voya Mid Cap Research Enhanced Index Fund	0.25	0.75	N/A	N/A	0.25	0.50	N/A	0.25	N/A
Voya Small Company Fund	0.25	1.00	N/A	N/A	0.25	0.50	N/A	0.25	N/A

Schedule B Last Amended: May 2, 2017 to remove Class B shares as a result of the conversion of Class B shares into Class A shares.